Hypo Real Estate

HOLDING



06013213

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 05 May 2006

SUPPL

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG



Dr Heiner Bendfeld



Kay Amelungse

Enclosures

(1) 05 May 2006 — Hypo Real Estate Group Interim Report as of 31 March 2006

(2) 05 May 2006 — Press release
Hypo Real Estate Group has increased quarterly net income before taxes by 31%
• Development of business has been as planned in the first three months of 2006
• Operating revenues up 22%
• New business of the Group: EUR 5.2 billion
• Forecast for full year has been confirmed



Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele

(3) 04 May 2006	Press Release: Hypo Real Estate Bank AG grants € 200 million credit line to REIT Asset Management GmbH
(4) 02 May 2006	Press release: Hypo Real Estate Bank International: Successful completion of $ 51.2 million financing for AIG Global Real Estate's acquisition of the FM Logistic Warehouse Complex, Moscow Region, Russia

Rule 12g3-2(b), File No. 82-34748


Hypo Real Estate
GROUP



Interim Report
as of 31 March 2006

Financial Highlights

Rule 12g3-2(b), File No. 82-34748

Financial Highlights

		1.1.–31.3.2006	1.1.–31.3.2005
Operating performance			
Net income/loss before taxes	in € million	134	102
Net income/loss [1]	in € million	100	78
Earnings per share [1]	in €	0.75	0.58
Key ratios		**1.1.–31.3.2006**	**1.1.–31.12.2005**
Return on equity after taxes [1]	in %	9.3	7.4
Cost-income ratio (based on operating revenues)	in %	31.1	34.9
Balance sheet figures		**31.3.2006**	**31.12.2005**
Total assets	in € billion	151.2	152.5
Equity (excluding revaluation reserve)	in € billion	4.7	4.6
Key capital ratios compliant with BIS rules		**31.3.2006**	**31.12.2005**
Core capital	in € billion	4.4	4.4 [2]
Equity funds	in € billion	6.5	6.3 [2]
Risk assets	in € billion	58.1	56.3
Core capital ratio	in %	7.6	7.8 [2]
Equity funds ratio	in %	10.7	10.8 [2]
Personnel		**31.3.2006**	**31.12.2005**
Employees		1,176	1,233
Portfolio figures			
Volume of international real estate financing	in € billion	33.9	32.5
Volume of German real estate financing	in € billion	32.2	32.6
Volume of state financing	in € billion	61.6	62.1 [3]

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution
[3] Including public sector financing of Hypo Public Finance Bank, Dublin for the first time

Ratings

as of April 2006	Moody's long-term | short-term | outlook	S&P long-term | short-term | outlook	Fitch Ratings long-term | short-term | outlook
Hypo Real Estate Bank International AG	A2 | P-1 | Stable	A– | A-2 | Stable	—
Hypo Real Estate Bank AG	A3 | P-2 | Stable	BBB+ | A-2 | Stable	BBB+ | F-2 | Stable
Hypo Public Finance Bank	A2 | P-1 | Stable	A– | A-2 | Stable	—

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The previous year figures used in this report have been adjusted to the business segments Hypo Real Estate International and Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

Content

Dear shareholders,

the Hypo Real Estate Group has had a new Group structure since 1 January of this year. As announced in the summer of 2005, we have now pooled our entire international business in Hypo Real Estate Bank International AG based in Stuttgart – the former Württembergische Hypothekenbank. Hypo Real Estate Bank AG in Munich continues to act as the centre of competence for real estate financing in Germany. Meanwhile, Hypo Public Finance Bank in Dublin, a subsidiary of Hypo Real Estate Bank International AG, will continue to grow the Group's Public Finance and Capital Markets business.

This optimised Group structure will be completely implemented by mid-2006 at the latest. It will further enhance our operational capabilities in the markets. At the same time, Hypo Public Finance Bank will provide us with a new and strong base to broaden the range of our products and solutions. Our Dublin-based subsidiary offers a wide range of financing products for infrastructure projects which are sponsored or supported by the state, for instance transportation and energy projects or hospitals (Public Finance). Financing arrangements of this type fit in perfectly with our cash-flow-driven business model which is similar to that of an investment bank. In addition, such deals typically have a very attractive risk return ratio.

Hypo Public Finance Bank also offers customised and innovative financing products which our customers use primarily for managing risks (Capital Markets). We launched this business at the beginning of 2004, and it has been performing extremely well.

I am convinced that with this strategic positioning, Hypo Public Finance Bank will become one of the main drivers for the growth which we are seeking for the Hypo Real Estate Group over the next few years.

Following a very successful year 2005, the Hypo Real Estate Group has continued its excellent performance during the first three months of this year. New business (real estate financing) for the first quarter was € 5.2 billion and in line with expectations. Of this figure, € 1.4 billion was generated in Germany and € 3.8 billion abroad. This means we have surpassed the high volume of new business we attained during the same period of last year.

Earnings situation in the first three months was also in line with our expectations. Consolidated net income before taxes amounted to € 134 million, equivalent to year-on-year growth of € 32 million or 31% compared with the figure for the same previous year quarter. We are delighted by the fact that this growth is increasingly resulting from the improvement in our operating revenues. This was again the case in the first quarter of this year: Operating revenues increased by € 47 million resulting in a major improvement in consolidated profit. This shows that our success in the markets is increasingly driving growth in earnings, whereas the effects of reductions in our costs and provisions for losses on loans and advances are declining.

To secure and expand our success in the market, we have continued to expand outside Germany during the first three months. We are currently preparing to break into the market in India in the middle of this year. India's advantages lie not only in the sheer size of its market and the country's dynamic economic growth but also in the country's tradition of the rule of law which is favorable for a business venture. We are also increasingly turning our attention to the emerging markets in Eastern Europe; for instance, in the first quarter, we succeeded in closing the financing of € 200 million for a real estate fund which focuses on investing in properties in the countries of Central and Eastern Europe. We will also continue to expand our business in our core markets of Western Europe and North America while still seizing opportunities in new markets with resolution and circumspection

Rule 12g3-2(b), File No. 82-34748

Internationalisation and innovation are also on the agenda on the refinancing side at the Hypo Real Estate Group. For instance, Hypo Real Estate Bank International AG in February issued a so-called "Kangaroo" Pfandbrief for the first time in Australia with a volume equivalent to approximately € 250 million. The first issue of this type on the fifth continent, it meets the requirements of the German Pfandbrief Act and also the local ones. In March, the bank issued its second "Slimbo" money market bond with a volume of € 1 billion. We are thus one of the pioneers for this new type of bond, which offers the advantages of strong liquidity and short maturity.

The development in business seen in the first three months has strengthened our confidence with regard to the rest of financial 2006. We still expect to see new business in the Hypo Real Estate Group for the full year roughly at the same high level as last year (€ 22.3 billion), and we also expect to see net income before taxes to improve by at least 20 % to € 530 million or more.

Our operational and strategic progress and our ambitious though realistic medium-term earnings objectives for our Group have further boosted the share price of Hypo Real Estate Holding AG. During the first three months, the shares of Hypo Real Estate Holding AG have considerably outperformed the DAX, of which they have been a part since December of last year. In absolute terms, the shares have achieved a performance of 28.6 % in the first quarter. This reflects the optimism of the equity market concerning the future development of our Group – optimism which we entirely share.

Kind regards



Georg Funke

The Hypo Real Estate Holding Shares

Rule 12g3-2(b), File No. 82-34748

Share price development in the first quarter 2006


indexed
Hypo Real Estate Holding Share
DAX
MDAX
Prime Banks
130
120
110
100
90
1.1.2006
1.2.2006
1.3.2006
31.3.2006

The positive trend of the stock markets has continued in the first quarter of 2006. This is due to further excellent economic data from the US as well as Europe and Japan. Between January and March, the international benchmark indices Dow Jones Industrial Average and Euro STOXX 50 gained 3.7 % and 4.7 % respectively. The German indices DAX and MDAX achieved an even better performance, namely 10.4 % and 18.6 % respectively. The Prime Banks sub-index which is important for Hypo Real Estate Holding shares also advanced strongly, closing the quarter with a gain of 19.0 %.

In this positive climate, the shares of Hypo Real Estate Holding continued to perform well. They gained 28.6 %, considerably outperforming all relevant benchmark indices, beating the Dow Jones Industrial Average by 24.9 percentage points, the DAX by 18.2 percentage points, and even the strong performance of the Prime Banks sub-index by almost 10 percentage points.

The shares of Hypo Real Estate Holding AG were delisted from the Vienna stock exchange (Standard Market Continuous) on 31 January 2006 for reasons of simplification. They are listed on the stock exchange in Frankfurt am Main in the Prime Standard segment.

Key facts about the Hypo Real Estate Holding Shares in 2006

Number of listed shares	units	134,072,175
Average numer of listed shares in first quarter 2006	units	134,072,175
Market capitilisation as of 31.3.2006	in € million	7,584
Number of ordinary shares as of 31.3.2006	units	134,072,175
Earning per share[1]	in €	0.75
High Q1[2]	in €	57.00
Low Q1[2]	in €	43.50
Initial listing on 6.10.2003	in €	11.25
Quarterly closing price[2]	in €	56.57
WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
Known shareholders with a stake of more than 5 %		Barclays Global Investors
		Capital Research and Management

[1] Excluding the effectss of capitalised losses carried forward
[2] XETRA closing prices of the Frankfurt stock exchange

Company-specific Situation

Rule 12g3-2(b), File No. 82-34748

This report is based on the new Group structure which became effective on 1 January 2006. Pro-forma reporting has therefore been discontinued.

As part of the reorganisation process, the international Pfandbrief-based real estate financing business of Württembergische Hypothekenbank was pooled with the business of the former Hypo Real Estate Bank International, Dublin, and transferred to Württembergische Hypothekenbank in Stuttgart, which was subsequently renamed Hypo Real Estate Bank International AG. The latter is now responsible for serving international customers from a single source.

German real estate financing business is now pooled in Hypo Real Estate Bank AG in Munich.

The former Hypo Real Estate Bank International in Dublin has been renamed Hypo Public Finance Bank. Its main activities comprise state and infrastructure financing as well as capital market business. With this new segment, the Group's range of products has been further diversified and additional growth potential has been created to complement the existing real estate financing business.

Management structure of Hypo Real Estate Group

as of 31.3.2006

Management Board of Hypo Real Estate Holding AG
Georg Funke (CEO)
Stephan Bub | Dr. Paul Eisele | Dr. Markus Fell | Frank Lamby

Management Board of Hypo Real Estate Bank International AG Stuttgart
Dr. Paul Eisele (Spokesman)
Jürgen Fenk
Dr. Robert Grassinger (Deputy spokesman)
Friedrich-Wilhelm Ladda (until 31.3.2006)
Bettina von Oesterreich
Manfred Weil

Management Board of Hypo Public Finance Bank Dublin
Stephan Bub (CEO)
James Campbell
Tom Glynn (Deputy CEO)
Heather Nesbitt

Management Board of Hypo Real Estate Bank AG Munich
Frank Lamby (Spokesman)
Manuela Better
Reinhold Güntner
Frank Hellwig

Rule 12g3-2(b), File No. 82-34748

Hypo Real Estate Group

Major events

In order to strengthen the Committee for Nomination and Board Procedures, particularly with regard to the subject of corporate governance, Robert Mundheim was appointed as an additional member of the Committee for Nomination and Board Procedures of Hypo Real Estate Holding AG as of 1. January 2006.

Development in earnings

Net income before taxes


in € million
Quarterly Figures
Budget
160
120
80
40
0
55
102
133
134
Q1 2004
Q1 2005
Q1 2006

The Hypo Real Estate Group has started the year 2006 with ambitious objectives and a new Group structure. For the full year, the Management Board is expecting consolidated net income before taxes of at least € 530 million, combined with a target return on equity after taxes of more than 9%. Operating revenues are expected to rise above € 1 billion.

Operating revenues


in € million
Quarterly Figures
Budget
300
225
150
75
0
202
210
250
257
Q1 2004
Q1 2005
Q1 2006

In the first quarter of this year, the Group achieved satisfactory net income before taxes of € 134 million, and is accordingly slightly ahead of its pro-rata objective of at least € 133 million. Return on equity after taxes (excluding the effects from capitalised losses carried forward) has improved to 9.3%, and has confirmed the full-year target of at least 9%. Favoured by the strong new business last year, operating revenues have continued to increase on a quarter on quarter basis; In the first quarter 2006 operating revenues amounted to € 257 million, and are thus in line with the pro-rata objective of at least € 250 million.

Budget

		1.1.–31.3.2006	Budget 1/4 of 2006	Budget 2006
Operating performance				
Operating revenues	in € million	257	>250	>1,000
Net income/loss before taxes	in € million	134	>133	>530
Key ratios		1.1.–31.3.2006		Budget 2006
Return on equity after taxes [1]	in %	9.3	–	>9.0

[1] Excluding the effects from capitalised losses carried forward

Rule 12g3-2(b), File No. 82-34748

Key Financials

		1.1.–31.3.2006	1.1.–31.3.2005
Operating performance			
Operating revenues	in € million	257	210
Net interest income	in € million	190	165
Net commission income	in € million	34	23
Net trading income	in € million	11	7
Net income from investments	in € million	20	11
Balance of other operating income/expenses	in € million	2	4
Provisions for losses on loans and advances	in € million	43	35
General administrative expenses	in € million	80	73
Balance of other income/expenses	in € million	—	—
Net income/loss before taxes	in € million	134	102
Net income/loss[1]	in € million	100	78
Key ratios		**1.1.–31.3.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	9.3	7.4
Cost-income ratio (based on operating revenues)	in %	31.1	34.9
Key indicators		**31.3.2006**	**31.12.2005**
Total volume of lending	in € billion	91.7	92.4
Risk assets compliant with BIS rules	in € billion	58.1	56.3
Core capital ratio compliant with BIS rules	in %	7.6	7.8[2]
Employees		1,176	1,233

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Compared with the first quarter of last year, the development in earnings at the Hypo Real Estate Group is as follows:

Operating revenues Operating revenues have increased from € 210 million in the equivalent previous year quarter to € 257 million (+22%). This increase also reflects the successful new business of the previous year and drawings in the current year. Accordingly, net interest income is reported as € 190 million, compared with € 165 million in the first quarter 2005. Net commission income has increased to € 34 million compared with the corresponding previous year figure of € 23 million. Net trading income of € 11 million (first quarter 2005: € 7 million) reflects the successful activities of Hypo Public Finance Bank. Net income of € 20 million was achieved from investments, compared with € 11 million in the previous year; the Hypo Real Estate Group has taken advantage of the continuation in favourable market conditions in order to realise capital gains. The balance of other operating income/expenses is stated as € 2 million (first quarter 2005: € 4 million).

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances are stated as € 43 million (first quarter 2005: € 35 million). Following the successful portfolio streamlining in recent years, portfolio-based provisions for losses on loans and advances have increased as planned due to the growth of the portfolio.

Net interest income after provisions for losses on loans and advances totalled € 147 million, compared with € 130 million in the previous year period.

Rule 12g3-2(b), File No. 82-34748

General administrative expenses General administrative expenses have increased only slightly to € 80 million compared with € 73 million in the previous year; savings attributable to the completed restructuring of Hypo Real Estate Bank AG are opposed to higher costs of international expansion. As a result of the comparatively higher operating revenues, the cost-income ratio has improved to 31.1%, compared with 34.9% last year.

Balance of other income/expenses No other income/expenses were incurred, as was the case in the first quarter of the previous year.

Net income before taxes Net income before taxes for the quarter is reported as € 134 million, up by € 32 million (31%) compared with the previous year (first quarter 2005: € 102 million). This increase reflects mainly the positive development in operating performance.

Net income After taxes of € 34 million (excluding the deferred tax expense of € 14 million from capitalised losses carried forward), net income for the first quarter 2006 is reported as € 100 million (first quarter 2005: € 78 million); this is equivalent to an improved return on equity of 9.3%, compared with 8.0% in 2005 (excluding restructuring expenses).

Net income is attributable in full to the shareholders, as all consolidated subsidiaries are wholly owned.

Development in assets

Total assets of the Hypo Real Estate Group amounted to € 151.2 billion as of 31 March 2006, compared with € 152.5 billion at the end of the previous year. The Hypo Real Estate Group did not have any non-current assets available-for-sale as of the balance sheet dates.

Loans and advances declined slightly by € 0.9 billion in the first quarter of 2006. In line with overall strategy, public sector loans declined, whereas real estate loans increased. Trading activities at Hypo Public Finance Bank resulted in higher trading assets (€ +1.6 billion). Investments are virtually unchanged at € 39.0 billion (31 December 2005: € 39.1 billion).

The contingent liabilities which are attributable to the total volume of lending amounted to € 2.9 billion (31 December 2005: € 2.6 billion).

Total volume of lending is stated as € 91.7 billion as of 31 March 2006, compared with € 92.4 billion at the end of 2005.

Total volume of lending

in € billion



120
90
60
30
0
107.4
99.1
92.4
91.7
31.12.2003
31.12.2004
31.12.2005
31.3.2006

Loan portfolio development The credit portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is used as the basis for Group management, amounted to € 127.7 billion as of 31 March 2006. This figure includes for the first time an amount of € 4.0 billion relating to public financing of Hypo

Public Finance Bank. As part of the process of optimising Group management associated with the new structure, these financing arrangements in the credit portfolio will be included in future. Correspondingly the previous year figures have been adjusted. The total credit portfolio, after maturities and repayments, increased slightly by € 0.5 billion compared with 31 December 2005. The real estate financing portfolio increased by € 1.0 billion compared with 31 December 2005. Public sector financing declined by € 0.5 billion. Real estate financing accounted for € 66.1 billion (52 %), and public sector financing incl. bonds accounted for € 61.6 billion (48 %). The volume of new real estate financing business acquired in the first three months of the current financial year amounted to € 5.2 billion, and is accordingly in line with expectations. New business production was more than 50 % higher compared with the same previous year period of € 3.3 billion.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 31 March 2006 continues to be sound; all current obligations have been met. The maturity structure of liabilities is also balanced.

Total liabilities amounted to € 148.0 billion at the end of the quarter, compared with € 149.3 billion as of 31 December 2005. Securitised liabilities increased by € 1.6 billion; deposits from other banks and amounts owed to other depositors declined slightly by € 0.4 billion. Extended trading activities in Hypo Public Finance Bank have resulted in higher trading liabilities (€ +0.9 billion).

Equity (excluding revaluation reserve) is reported as € 4.7 billion compared with € 4.6 billion at the end of last year. There are no minority interests in equity.

The AfS reserve and cash-flow hedge reserve have been disregarded for the purpose of calculating return on equity.

Regulatory indicators compliant with BIS rules[1] The Hypo Real Estate Group also for regulatory purposes reports sound capitalisation as of 31 March 2006 (in accordance with BIS). Core capital still amounts to € 4.4 billion; supplementary capital has increased to € 2.1 billion (31 December 2005: € 1.9 billion). Overall, equity funds amount to € 6.5 billion, compared with € 6.3 billion at the end of last year. There was no tier-III capital as of the reporting dates. Risk assets have increased since the beginning of the year by € 1.8 billion to € 58.1 billion.

Risk assets with BIS rules

in € billion


60
45
30
15
0
51.9
51.0
56.3
58.1
31.12.2003
31.12.2004
31.12.2005
31.3.2006

The core capital ratio is 7.6 %, compared with 7.8 % as of 31 December 2005; the equity funds ratio is 10.7 %, compared with 10.8 %.

[1] The BIS parameters are calculated independently on a voluntary basis.

Rule 12g3-2(b), File No. 82-34748

Business Segment Hypo Real Estate International

Major events

In the first quarter, the new business segment Hypo Real Estate International repeated the success it achieved last year. New business of € 3.8 billion in the first quarter was in line with expectations. This new business reflects the expansion and innovation capabilities of Hypo Real Estate Bank International. For example, a so-called umbrella financing has been committed for the first time. This is a type of financing which for instance enables real estate funds to quickly and flexibly finance properties in various markets on the basis of previously defined criteria. Hypo Real Estate Bank International is furthermore the first international bank to have financed the establishment of a logistics park in Moscow, Russia.

Friedrich-Wilhelm Ladda stepped down from the Management Board of Hypo Real Estate Bank International AG on 31 March 2006.

Development in earnings

The competence for all products and services in the field of international commercial real estate financing business has been pooled in the new segment Hypo Real Estate International since the beginning of 2006. Its full-year target for net income before taxes is a range of € 380 million to € 410 million.

In the first quarter 2006, net income before taxes of € 102 million in the segment is at the upper end of the pro-rata range of € 95 million to € 103 million. Compared with last year, net income before taxes has accordingly improved by 23% (previous year quarter: € 83 million).

Net income before taxes


in € million
Quarterly Figures
Budget
120
90
60
30
0
66
83
95–103
102
Q1 2004
Q1 2005
Q1 2006

After taxes of € 26 million (excluding a deferred tax expense of € 7 million attributable from capitalised losses carried forward) net income is stated as € 76 million (previous year quarter: € 65 million); this is equivalent to a slightly lower return on equity of 12.7% compared with 12.9% in 2005.

Due to the increase in the real estate financing portfolio last year, operating revenues have improved by € 34 million compared with the corresponding previous year period to € 157 million (first quarter 2005: € 123 million). This mainly reflects the positive development in net interest income, which is stated as € 114 million (compared with € 89 million in the previous year). Net commission income has also improved by € 4 million to € 31 million. As a result of taking advantage of favourable market conditions, net income from investments of € 11 million has more than doubled compared with last year (€ 5 million).

Budget

		1.1.–31.3.2006	Budget 1/4 of 2006	Budget 2006
Net income before taxes	in € million	102	95 to 103	380 to 410

Rule 12g3-2(b), File No. 82-34748

Additions to provisions for losses on loans and advances amounted to € 14 million, and are higher compared with last year (first quarter 2005: € 5 million). The increase is exclusively attributable to the addition to portfolio-based allowances, and is thus also attributable to the steady growth in the portfolio seen in recent years.

General administrative expenses have increased from € 35 million last year to € 41 million, due to the international expansion of business. Because of the stronger growth in operating revenues, the cost-income ratio has nevertheless improved to 26.1% compared with 29.3% in 2005.

Key Financials

		1.1.–31.3.2006	1.1.–31.3.2005
Operating performance			
Operating revenues	in € million	157	123
Net interest income	in € million	114	89
Net commission income	in € million	31	27
Net trading income	in € million	–	1
Net income from investments	in € million	11	5
Balance of other operating income/expenses	in € million	1	1
Provisions for losses on loans and advances	in € million	14	5
General administrative expenses	in € million	41	35
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	102	83
Net income/loss[1]	in € million	76	65
Key ratios		**1.1.–31.3.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	12.7	12.9[2]
Cost-income ratio (based on operating revenues)	in %	26.1	29.3
Key indicators		**31.3.2006**	**31.12.2005**
Total volume of lending	in € billion	38.4	37.7
Risk assets compliant with BIS rules	in € billion	31.4	31.6
Core capital ratio compliant with BIS rules	in %	7.7	7.5[2]
Employees		455	474

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Rule 12g3-2(b), File No. 82-34748

Rule 12g3-2(b), File No. 82-34748

Development in assets

As of 31 March 2006, total assets amounted to € 52.3 billion compared with € 52.7 billion at the end of last year. The total volume of lending has increased from € 37.7 billion to € 38.4 billion. Loans and advances have increased by € 0.5 billion to € 35.7 billion. The contingent liabilities attributable to the total volume of lending are stated as € 2.7 billion compared with € 2.5 billion as of 31 December 2005. Compared with the end of last year, the contingent liabilities comprise further reduced guarantee obligations of Hypo Real Estate Bank International of € 1.1 billion with regard to HVB AG; these were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

Total volume of lending


in € billion
40
30
20
10
0
36.2
37.7
38.4
31.12.2004
31.12.2005
31.3.2006

Loan portfolio development The credit portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for Group management, amounted to € 48.6 billion as of 31 March 2006. The total portfolio, after maturities and repayments, increased by € 2.6 billion compared with 31 December 2005. Of the overall portfolio, real estate financing accounted for € 32.6 billion (67 %), and public sector financing, incl. bonds, accounted for € 16.0 billion (33 %).

Since the beginning of the year, the real estate financing portfolio has no longer included the Germany portfolio of the former Württembergische Hypothekenbank (now Hypo International) which has been transferred to Hypo Real Estate Germany.

Of the overall real estate financing portfolio, Europe accounts for 76 %, primarily Great Britain, France, Scandinavia, Spain, the CEE countries and the Netherlands. America and Asia accordingly account for 24 %. In the portfolio break-down based on financed property types, office buildings and retail premises as well as commercial housing are predominant (in line with overall strategy).

In the first three months of the current financial year, the acquired volume of new real estate financing business with professional investors and developers amounted to € 3.8 billion, and is thus 22 % higher compared with the same previous year period. This is broken down into business with Europe (€ 3.0 billion) and business with America/Asia (€ 0.8 billion). The real estate financing portfolio has accordingly been further expanded.

The transactions featured a sound risk return ratio. Spread over all new real estate financing transactions, the average return has been more than 13%.

Ahead of planned maturities in cover funds and also to optimise the bank's liquidity position, public sector bonds worth approximately € 1.2 billion have been purchased in the period under review. After maturities, public financing is now stated as € 16.0 billion, an increase of € 1.2 billion compared with 31 December 2005.

Rule 12g3-2(b), File No. 82-34748

Breakdown of the loan portfolio

as of 31.3.2006


Real estate financing 66%
Public sector financing 34%

Real estate financing portfolio by regions

as of 31.3.2006


Asia 3%
Germany 2%
Great Britain 29%
US 21%
Italy 3%
The Netherlands 4%
Other 4%
CEE[1] 5%
Spain 6%
Scandinavia 9%
France 14%

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic

Real estate financing portfolio by type of property

as of 31.3.2006


Hotels 3%
Office buildings 41%
Logistics/ warehousing 4%
Other 8%
Residential 21%
Retail 23%

Development in the financial position

Total liabilities at Hypo Real Estate International declined from € 50.3 billion as of 31 December 2005 to € 49.8 billion by the end of the quarter. In the first quarter 2006, the segment has taken external funds with a total volume of € 7.5 billion. Of this figure, € 1.8 billion is attributable to public sector bonds, and € 5.7 billion is attributable to unsecured bonds and borrowers' note loans. In the Pfandbrief segment, a public Jumbo Pfandbrief has been issued with a volume of € 1.5 billion and a term of three years. The bank has successfully issued a "Kangaroo" Pfandbrief in Australia for the first time. The issue volume is A$ 400 million (approximately € 250 million) with a term of ten years. In March 2006, Hypo Real Estate Bank International placed its second Slimbo money market bond on the market with a total volume of € 1.0 billion and a term of eight months. Further issues have been successful placed on the market under the „Certificats de Dépôts" (CD) and the „Euro Commercial Paper" (CP) programme.

Business Segment Hypo Real Estate Germany

Major events

Hypo Real Estate Germany continued its sales success in the first quarter of 2006. As a result of further expanding new business activities on the German market, the bank has succeeded in beating its pro-rata new business target with a total volume of € 1.4 billion by 27 % in the first quarter, which normally tends to be quiet. This was acchieved without any concessions in terms of its strict risk return requirements. This positive development in new business was observed in all sales regions.

Reinhold Güntner, had been a deputy member of the Management Board, was appointed as an ordinary member of the Management Board on 10 March 2006.

Development in earnings

In future, Hypo Real Estate Germany will continue to be responsible for Germany business in the Group. The Group has set an ambitious target for the segment, with a target range of € 120 million to € 140 million for net income before taxes for the whole of 2006.

In the first quarter 2006, the business segment Hypo Real Estate Germany generated net income before taxes of € 33 million, and is thus within the pro-rata target range of € 30 million to € 35 million. Compared with the previous year quarter, net income before taxes has accordingly been increased significantly by € 10 million (first quarter 2005: € 23 million).

Net income before taxes


in € million
Quarterly Figures
Budget
36
24
12
0
-12
30–35
33
23
-1
Q1 2004
Q1 2005
Q1 2006

Excluding a deferred tax expense of € 7 million attributable from capitalised losses carried forward, net income in the segment is stated as € 27 million (previous year quarter: € 19 million), resulting in a further improved return on equity of 5.2 % (adjusted by the effect from capitalised losses carried forward) (2005: 4.2 %).

Compared with last year, operating revenues improved considerably (€ 83 million, compared with € 77 million for the first quarter 2005); this reflects the successful new real estate financing business seen in recent periods. Accordingly, net interest income improved to € 74 million compared with € 72 million in the previous year quarter. As it was the case last year, net interest income includes prepayment fees. Net commission income has improved from € –3 million in the first quarter of last year to the current figure of € 1 million, which is also attributable to the positive development of new business. Net income from investments is stated as € 8 million, virtually unchanged compared with last year (first quarter 2005: € 7 million).

Budget

		1.1.–31.3.2006	Budget 1/4 of 2006	Budget 2006
Net income/loss before taxes	in € million	33	30 to 35	120 to 140

Rule 12g3-2(b), File No. 82-34748

Provisions for losses on loans and advances in the first quarter, despite the larger real estate financing portfolio, amounted to € 29 million, slightly lower than the corresponding previous year figure (€ 30 million).

The completed restructuring of Hypo Real Estate Bank AG has successively resulted in savings in terms of general administrative expenses, which have declined from € 24 million in the previous year quarter to € 21 million. As a result of higher operating revenues and at the same time of a decline in general administrative expenses, the cost-income ratio has accordingly improved appreciably to 25.3 % (2005: 30.4 %).

As was the case last year, no other income/expenses were incurred in the first quarter 2006.

Key Financials

		1.1.–31.3.2006	1.1.–31.3.2005
Operating performance			
Operating revenues	in € million	83	77
Net interest income	in € million	74	72
Net commission income	in € million	1	–3
Net trading income	in € million	–	–
Net income from investments	in € million	8	7
Balance of other operating income/expenses	in € million	–	1
Provisions for losses on loans and advances	in € million	29	30
General administrative expenses	in € million	21	24
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	33	23
Net income/loss[1]	in € million	27	19
Key ratios		**1.1.–31.3.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	5.2	4.2
Cost-income ratio (based on operating revenues)	in %	25.3	30.4
Key indicators		**31.3.2006**	**31.12.2005**
Total volume of lending	in € billion	53.8	53.6
Risk assets compliant with BIS rules	in € billion	25.5	24.0
Core capital ratio compliant with BIS rules	in %	7.2	7.7[2]
Employees		483	520

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Rule 12g3-2(b), File No. 82-34748

Development in assets

The assets of the Hypo Real Estate Germany segment declined to € 84.1 billion as of 31 March 2006 (compared with € 86.4 billion as of 31 December 2005); this is mainly attributable to the further downsizing in public sector loans. The total volume of lending rose, as German financing of the former business segment WürttHyp is shown under segment Hypo Real Estate Group as of 1 January 2006.

Total volume of lending


in € billion
80
60
40
20
0
62.2
53.6
53.8
31.12.2004
31.12.2005
31.3.2006

Loan portfolio development The credit portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for management, amounted to € 68.7 billion as of 31 March 2006. After maturities and repayments, the total portfolio declined by € 2.7 billion compared with 31 December 2005. The portfolio of real estate financing declined by € 0.4 billion as a result of repayments and the selection of prolongations on the basis of strict risk return considerations. Compared with 31 December 2005, the portfolio of public financing declined by € 2.3 billion. Real estate financing accounted for € 33.5 billion (49 %), and public financing, including bonds, accounted for € 35.2 billion (51 %).

The regional break-down of the real estate financing portfolio has remained relatively constant compared with 31 December 2005. Germany accounts for 95 % of the overall portfolio, and other European countries account for 5 %, mainly the Netherlands. In the portfolio break-down based on financed types of property, housing (mainly commercial), office buildings and retail premises are predominant (90 %).

The volume of new real estate financing business amounted to € 1.4 billion in the first three months, and has accordingly exceeded expectations. The new transactions were generated exclusively in Germany. New business production increased strongly compared with the same previous year period, and is characterised by a sound risk return ratio. Spread across all new real estate financing transactions, the average return is more than 12 %.

Of the total of € 1.6 billion mortgage loans due to be prolonged, € 0.9 billion (adjustment ratio approximately 60 %) were adjusted with an average margin of approximately 125 basis points.

Rule 12g3-2(b), File No. 82-34748

Breakdown of the loan portfolio

as of 31.3.2006


Public sector financing 51%
Real estate financing 49%

Real estate financing portfolio by region

as of 31.3.2006


The Netherlands 5%
Germany 95%

Real estate financing portfolio by type of property

as of 31.3.2006


Hotels 3%
Logistics/ warehousing 3%
Other 4%
Retail 16%
Office buildings 20%
Residential 54%

Development in the financial position

As of 31 March 2006, the total liabilities of the business segment Hypo Real Estate Germany amounted to € 83.2 billion, compared with € 85.5 billion at the end of last year. Despite the reduced funding needs, Hypo Real Estate Bank AG successfully placed a significant funding volume of € 4.1 billion in the first quarter 2006, using a wide range of funding instruments. These included public Pfandbriefe, mortgage Pfandbriefe as well as bonds and borrower's note loans. The issue of small and in certain cases structured Pfandbriefe and bonds enabled funding costs to be lowered further and resulted in a balanced ratio between liquidity and fixed interest periods.

Rule 12g3-2(b), File No. 82-34748

Business Segment Hypo Public Finance Bank

Major events

Existing structures in the Group were utilised for setting up Hypo Public Finance Bank. This segment was created as a result of the renaming of the former Hypo Real Estate Bank International in Dublin, and combines state financing and capital market business. As the third major base within the Group, the aim of the segment is to achieve further product diversification and innovation as well as utilise profitable opportunities with a favourable risk profile.

In the first quarter the following persons have been appointed as non-executive members to the board of Hypo Public Finance Bank:

- Patrick Ryan (as of 1 January 2006)
- Bettina von Oesterreich (as of 1 March 2006)

Development in earning

Since the beginning of the year, the new Hypo Public Finance Bank has been the third segment in the Hypo Real Estate Group. The segment aims to generate net income before taxes of between € 25 million and € 35 million in 2006.

Net income before taxes



in € million
Quarterly Figures
Budget
15
10
5
0
-5
-4
1
6-9
10
Q1 2004
Q1 2005
Q1 2006

With net income before taxes of € 10 million in the first quarter 2006, Hypo Public Finance Bank has slightly beaten its pro-rata target of € 6 million to € 9 million, and achieved considerable growth compared with the previous year, in which business was gradually being expanded (first quarter 2005: € 1 million). After taxes, the segment generated net income of € 8 million (compared with € 1 million in the previous year); this is equivalent to an increase in return on equity from 7.9 % in 2005 to 10.2 %.

Budget

		1.1.–31.3.2006	Budget 1/4 of 2006	Budget 2006
Net income before taxes	in € million	10	6 to 9	25 to 35

Rule 12g3-2(b), File No. 82-34748

Operating revenues increased from € 11 million in the first quarter 2005 to € 21 million as a result of the successful trading activities in the segment. Accordingly, net trading income has almost doubled compared with last year to € 11 million (first quarter 2005: € 6 million). At € 7 million, net interest income is virtually unchanged compared with last year (€ 6 million), and net commission income is stated as € 2 million (compared with € 0 million in the previous year quarter). There was no need for any allowances on loans and advances.

General administrative expenses in the first quarter 2006 amounted to € 11 million, virtually unchanged compared with last year (first quarter 2005: € 10 million). As a result of the considerably higher operating revenues, the cost-income ratio accordingly improved to 52.4 % (2005: 70.0 %).

Key Financials

		1.1.–31.3.2006	1.1.–31.3.2005
Operating performance			
Operating revenues	in € million	21	11
Net interest income	in € million	7	6
Net commission income	in € million	2	–
Net trading income	in € million	11	6
Net income from investments	in € million	1	–1
Balance of other operating income/expenses	in € million	–	–
Provisions for losses on loans and advances	in € million	–	–
General administrative expenses	in € million	11	10
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	10	1
Net income/loss	in € million	8	1
Key ratios		1.1.–31.3.2006	1.1.–31.12.2005
Return on equity after taxes	in %	10.2	7.9[1]
Cost-income ratio (based on operating revenues)	in %	52.4	70.0
Key indicators		31.3.2006	31.12.2005
Total volume of lending	in € billion	2.5	1.6
Risk assets compliant with BIS rules	in € billion	2.1	2.0
Core capital ratio compliant with BIS rules	in %	14.7	15.0[1]
Employees		170	175

[1] Based on allocated capital

Development in assets

The total assets of the Hypo Public Finance Bank segment increased by € 0.4 billion compared with last year to € 19.5 billion (31 December 2005: € 19.1 billion), and mainly reflects high trading assets due to operations. In the first quarter 2006, trading activities were expanded further, resulting in trading assets increasing to € 7.3 billion (+ € 1.6 billion).

Loan portfolio development The credit portfolio, which compared with the documentary total volume of lending, also includes loan commitments and securities in the following, and which is also used as the basis of Group management, amounted to € 10.4 billion as of 31 March 2006. This includes public financing including bonds of the subsidiaries Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI). As part of the process of optimising Group management associated with the new structure, the portfolio of Hypo Public Finance Bank, Dublin, will in future be included in the credit portfolio. The previous year figures have been adjusted accordingly. The total portfolio after maturities and repayments has increased by € 0.6 billion compared with 31 December 2005.

Of the overall credit portfolio broken down by regions, Europe accounts for 64 % (mainly Germany, Spain and Italy), and America and Asia account for 15 %. In the portfolio break-down according to customers and counterparties, the public institutions and financial institutes are predominant (77 %).

In the first three months of the current financial year, the acquired new business volume of public financing amounted to € 0.8 billion. This was attributable mainly to the business of Hypo Pfandbrief Bank International.

Loan portfolio by region

as of 31.3.2006


Asia 4%
US 11%
Europe 64%
Other 21%

Loan portfolio by customers and counterparties

as of 31.3.2006


Corporates 7%
Other 8%
Public Institutes 47%
Structured Finance 8%
Financial Institutes 30%

Development in the financial position

Total liabilities of Hypo Public Finance Bank increased to € 19.2 billion as of 31 March 2006 (31 December 2005: € 18.9 billion). The focus on capital market business is also shown in higher trading liabilities (€ +0.9 billion). Hypo Public Finance Bank, legal successor to Hypo Real Estate Bank International since January 2006 still has various funding instruments available. Hypo Pfandbrief Bank International continues to run the € 15 billion MTN-Programme and in the first quarter 2006 issued € 0.8 billion of both fixed and floating issues in a variety of maturities and currencies. Total Pfandbrief issues of Hypo Pfandbrief Bank International amount to € 4.8 billion as of 31 March 2006. In addition Hypo Public Finance Bank successfully issued bonds under the ECP programme (€ 0.7 billion) as well as the CD programme (€ 0.3 billion).

Rule 12g3-2(b), File No. 82-34748

Events after 31 March 2006

No significant events have taken place after the reporting date as of 31 March 2006.

Rule 12g3-2(b), File No. 82-34748

The development in earnings in the first quarter of the current financial year has fully confirmed the expectations of the Management Board. Accordingly, the Management Board of Hypo Real Estate Holding AG is still expecting, despite of sustained margins under pressure, that consolidated net income before taxes in the full year will increase by at least 20% compared with the previous year figure of € 442 million which was adjusted for the restructuring expenses; in other words, the aim is to achieve a figure of more than € 530 million. New business will have a positive impact; at the end of the year, it is expected to be roughly at the level seen in the very successful previous year. For return on equity after taxes, a year end figure of more than 9% is still being forecast.

Rule 12g3-2(b), File No. 82-34748

Income Statement for the Period from 1 January to 31 March 2006

Income/expenses

in € million	Notes · Page	1.1.–31.3.2006	1.1.–31.3.2005	Change in € million	Change in %
Interest income		1,676	1,641	35	2.1
Interest expenses		1,486	1,476	10	0.7
Net interest income	10 · 31	**190**	**165**	25	15.2
Provisions for losses on loans and advances	11 · 31	43	35	8	22.9
Net interest income after provisions for losses on loans and advances		**147**	**130**	17	13.1
Commission income		45	35	10	28.9
Commission expenses		11	12	−1	−8.3
Net commission income	12 · 31	**34**	**23**	11	47.8
Net trading income	13 · 31	11	7	4	57.1
Net income from investments	14 · 31	20	11	9	81.8
General administrative expenses	15 · 31	80	73	7	9.6
Balance of other operating income/expenses	16 · 31	2	4	−2	−50.0
Operating profit/loss		**134**	**102**	32	31.4
Balance of other income/expenses		–	–	–	–
Net income/loss before taxes		**134**	**102**	32	31.4
Taxes on income	18 · 32	48	33	15	45.5
thereof: Deferred taxes on capitalised losses carried forward		14	9	5	55.6
Net income/loss		**86**	**69**	17	24.6
attributable to:					
Equity holders (consolidated profit)		86	69	17	24.6
Minority interest		–	–	–	–
		86	**69**	17	24.6

Earnings per share

in €	Notes · Page	1.1.–31.3.2006	1.1.–31.3.2005
Earnings per share	19 · 32	0.64	0.51
Earnings per share[1]	19 · 32	0.75	0.58

[1] Excluding the effects from capitalised losses carried forward

Rule 12g3-2(b), File No. 82-34748

Balance Sheet as of 31 March 2006

Assets

in € million	Notes · Page	31.3.2006	31.12.2005	Changes in € million	Changes in %
Cash reserve		95	182	–87	–47.8
Assets held for trading purposes	20 · 33	7,284	5,696	1,588	27.9
Placements with, and loans and advances to, other banks	21 · 33	19,545	19,542	3	—
Loans and advances to customers	22 · 33	76,164	76,294	–130	–0.2
Allowances for losses on loans and advances	24 · 34	–752	–685	–67	9.8
Investments	25 · 34	39,049	39,139	–90	–0.2
Intangible assets		31	28	3	10.7
Property, plant and equipment		13	14	–1	–7.1
Other assets	26 · 34	6,158	7,427	–1,269	–17.1
Income tax assets	27 · 35	3,628	4,823	–1,195	–24.8
Total assets		**151,215**	**152,460**	–1,245	–0.8

Equity and liabilities

in € million	Notes · Page	31.3.2006	31.12.2005	Changes in € million	Changes in %
Deposits from other banks	28 · 35	22,101	22,446	–345	–1.5
Amounts owed to other depositors	29 · 35	10,059	10,080	–21	–0.2
Promissory notes and other liabilities evidenced by securities	30 · 35	96,915	95,333	1,582	1.7
Liabilities held for trading purposes	31 · 35	4,672	3,753	919	24.5
Provisions	32 · 35	49	57	–8	–14.0
Other liabilities	33 · 35	9,448	11,967	–2,519	–21.0
Income tax liabilities	34 · 35	2,479	3,596	–1,117	–31.1
Subordinated capital	35 · 35	2,230	2,028	202	10.0
Liabilities		147,953	149,260	–1,307	–0.9
Equity attributable to equity holders		3,262	3,200	62	1.9
Subscribed capital		402	402	—	—
Additional paid-in capital		3,319	3,319	—	—
Retained earnings		653	544	109	20.0
Revaluation reserve		–1,446	–1,424	–22	1.5
AfS reserve		112	274	–162	–59.1
Cash flow hedge reserve		–1,558	–1,698	140	–8.2
Consolidated profit 2005		248	359	–111	–30.9
Consolidated profit 1.1.–31.3.2006		86	—	86	—
Minority interest in equity		—	—	—	—
Equity		3,262	3,200	62	1.9
Total equity and liabilities		**151,215**	**152,460**	–1,245	–0.8

Rule 12g3-2(b), File No. 82-34748

Statement of Changes in Equity

Equity

in € million	2006	2005
Balance at 1.1.	**3,200**	**2,872**
Subscribed capital	–	–
Additional paid-in capital	–	–
Retained earnings	109	218
Revaluation reserve	–22	45
AfS reserve	–162	10
Cash flow hedge reserve	140	35
Consolidated profit from previous year	–111	–216
Consolidated profit 1.1.–31.3.	86	69
Minority interest	–	–2
Balance at 31.3.	**3,262**	**2,986**

The Management Board of Hypo Real Estate Holding AG will propose to the annual general meeting on 8 May 2006 that, out of the profit of € 248 million for 2005 of Hypo Real Estate Holding AG, a dividend of € 134 million or € 1.00 per share be paid out to the equity holders.

Cash Flow Statement

Cash Flow Statement

in € million	2006	2005
Cash and cash equivalents at 1.1.	**182**	**275**
Cash flow from operating activities	143	1,046
Cash flow from investing activities	–486	–1,186
Cash flow from financing activities	212	–38
Effects of exchange rate changes and non-cash valuation changes	44	28
Cash and cash equivalents at 31.3.	**95**	**125**

1 Fundamental Principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 31 March 2006 in accordance with International Financial Reporting Standards (IFRS) in line with the EC Ordinance No. 1606/2002 of the European Parliament and the Council of 19 July 2002. These financial statements are based on the IFRS rules which were translated into European law by the EU commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS regulations have been completely recognised by the EU. Certain regulations of IFRS 39 regarding fair value hedge accounting for a portfolio hedge of interest risks have not been recognised. The Hypo Real Estate Group does not use this type of hedge accounting, so that the financial statements are consistent with the entire IFRS as well as the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These interim financial statements have also taken account of the German Accounting Standard (DRS) 6 published by the Deutsche Rechnungslegungs Standards Committee (DRSC) if this does not contradict the IFRS.

Applied IFRS The accounting and valuation methods applied as of 31 March 2006 are the same as those applied in the consolidated financial statements for 2005. IFRS 6 (Exploration and evaluation of mineral resources) is applicable in the first reporting period of a financial year commencing on 1 January 2006 or later. The initial application of IFRS 6 has not resulted in any impact on the net worth, financial and earnings position of the Group.

2 Consolidation

The Group of consolidated companies of Hypo Real Estate Holding AG has undergone the following changes as of 31 March 2006 compared with the Group of consolidated companies stated in the consolidated financial statements for the period ended 31 December 2005:

The group of consolidated companies has for the first time included Collineo Asset Management USA Inc., New York, which was established as a wholly owned subsidiary under Hypo Public Finance USA Inc., New York (formerly HI Asset Management Inc., New York). The initial consolidation has not had any major impact on the net worth, financial and earnings position of the Group. HI Capital Markets Inc., New York, also a wholly owned subsidiary of Hypo Public Finance USA Inc., has been renamed Hypo Capital Markets Inc.

Rule 12g3-2(b), File No. 82-34748

Segment reporting

3 Notes to segment reporting by business segment (primary segmenting)

As a result of the reorganisation of the Group into the structure which has been applicable since the beginning of 2006 and which is described in the annual report for 2005 and also in this interim report, the Management Board has defined the following new primary segments used as the basis for managing the **Hypo Real Estate Group (HREG)**:

Hypo Real Estate International (HREI) This segment pools the international business with large volume and structured real estate financing. The segment recognises the contributions to earnings made by the following fully consolidated companies:

- Hypo Real Estate Bank International, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hongkong Corp. Ltd., Hongkong
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Transactions S.A.S., Paris

Hypo Real Estate Germany (HREGe) is responsible for German real estate financing business, including the contributions to earnings made by Hypo Real Estate Bank AG, Munich. The contributions to earnings of the following fully consolidated companies are also included:

- DUKE 2002 Limited, Jersey
- GECO 2002 Limited, Jersey
- House of Europe I plc, Dublin
- House of Europe II plc, Dublin
- House of Europe III plc, Dublin
- Kiel I Limited, Jersey
- Kiel II Limited, Jersey
- Kiel III Limited, Jersey
- Kiel IV Limited, Jersey
- Kiel V Limited, Jersey
- Kiel VI Limited, Jersey
- Kiel VII Limited, Jersey
- Kiel VIII Limited, Jersey
- Kiel IX Limited, Jersey
- Octagon Limited, Cayman Islands

Hypo Public Finance Bank (HPFB) is responsible for public-sector financing business (incl. state lending, infrastructure financing, municipal project financing and forfeiting) and capital markets business (incl. credit derivatives and asset management). Segment reporting includes the contributions to earnings made by the following fully consolidated companies:

- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Pallas Capital Corporation, Delaware

The „**Other/consolidation**" column includes consolidation issues as well as the contributions to earnings made by Hypo Real Estate Holding AG, Munich.

The previous year figures used in this report have been adjusted to the business segments of Hypo Real Estate International and Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

Rule 12g3-2(b), File No. 82-34748

4 Income statement, broken down by business segment

Income/expenses

in € million		HREI	HREGe	HPFB	Other/ consolidation	**HREG**
Net interest income	1.1.–31.3.2006	114	74	7	–5	190
	1.1.–31.3.2005	89	72	6	–2	165
Provisions for losses on loans and advances	1.1.–31.3.2006	14	29	–	–	43
	1.1.–31.3.2005	5	30	–	–	35
Net interest income after provisions for losses on loans and advances	1.1.–31.3.2006	**100**	**45**	**7**	**–5**	**147**
	1.1.–31.3.2005	**84**	**42**	**6**	**–2**	**130**
Net commission income	1.1.–31.3.2006	31	1	2	–	34
	1.1.–31.3.2005	27	–3	–	–1	23
Net trading income	1.1.–31.3.2006	–	–	11	–	11
	1.1.–31.3.2005	1	–	6	–	7
Net income from investments	1.1.–31.3.2006	11	8	1	–	20
	1.1.–31.3.2005	5	7	–1	–	11
General administrative expenses	1.1.–31.3.2006	41	21	11	7	80
	1.1.–31.3.2005	35	24	10	4	73
Balance of other operating income/expenses	1.1.–31.3.2006	1	–	–	1	2
	1.1.–31.3.2005	1	1	–	2	4
Operating profit/loss	1.1.–31.3.2006	**102**	**33**	**10**	**–11**	**134**
	1.1.–31.3.2005	**83**	**23**	**1**	**–5**	**102**
Balance of other income/expenses	1.1.–31.3.2006	–	–	–	–	–
	1.1.–31.3.2005	–	–	–	–	–
Net income/loss before taxes	1.1.–31.3.2006	**102**	**33**	**10**	**–11**	**134**
	1.1.–31.3.2005	**83**	**23**	**1**	**–5**	**102**
Taxes on income[1]	1.1.–31.3.2006	26	6	2	–	34
	1.1.–31.3.2005	18	4	–	2	24
Net income/loss[1]	1.1.–31.3.2006	**76**	**27**	**8**	**–11**	**100**
	1.1.–31.3.2005	**65**	**19**	**1**	**–7**	**78**

[1] Excluding the effects from capitalised losses carried forward totalling € 14 million in Hypo Real Estate Group in the 1st quarter 2006

5 Key ratios, broken down by business segment

Key ratios

in %		HREI	HREGe	HPFB	**HREG**
Cost-income ratio (based on operating revenues)	1.1.–31.3.2006	26.1	25.3	52.4	31.1
	1.1.–31.12.2005	29.3	30.4	70.0	34.9
Return on equity after taxes[1]	1.1.–31.3.2006	12.7	5.2	10.2	9.3
	1.1.–31.12.2005	12.9	4.2	7.9	7.4

[1] Excluding the effects from capitalised losses carried forward

6 Balance sheet figures, broken down by business segment

Assets und Liabilities

in € million		HREI	HREGe	HPFB	Other/ consolidation	**HREG**
Total assets	31.3.2006	52,295	84,141	19,499	–4,720	151,215
	31.12.2005	52,695	86,400	19,139	–5,774	152,460
Total liabilities	31.3.2006	49,775	83,178	19,157	–4,157	147,953
	31.12.2005	50,268	85,543	18,920	–5,471	149,260

Rule 12g3-2(b), File No. 82-34748

Rule 12g3-2(b), File No. 82-34748

Volume of lending

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Loans and advances to other banks	31.3.2006	6,085	8,641	1,258	−2,998	12,986
	31.12.2005	4,060	9,587	741	−416	13,972
Loans and advances to customers	31.3.2006	29,578	45,019	1,217	—	75,814
	31.12.2005	31,105	43,835	809	—	75,749
Contingent liabilities	31.3.2006	2,744	139	61	—	2,944
	31.12.2005	2,502	145	—	—	2,647
Total	31.3.2006	**38,407**	**53,799**	**2,536**	**−2,998**	**91,744**
	31.12.2005	**37,667**	**53,567**	**1,550**	**−416**	**92,368**

7 Total allowances for losses on loans and advances, broken down by business segment

Total allowances for losses on loans and advances

in € million		HREI	HREGe	HPFB	HREG
Total allowances for losses on loans and advances	31.3.2006	114	647	—	761
	31.12.2005	297	397	—	694

The Germany portfolio of the former business segment WürttHyp is shown under segment Hypo Real Estate Germany (HREGe) as of 1 January 2006.

8 Loans put on a non-accrual basis, broken down by business segment

Loans put on a non-accrual basis

in € million		HREI	HREGe	HPFB	HREG
Loans put on a non-accrual basis	31.3.2006	—	1,334	—	1,334
	31.12.2005	210	723	—	933

The Germany portfolio of the former business segment WürttHyp is shown under segment Hypo Real Estate Germany (HREGe) as of 1 January 2006.

9 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Equity funds[1]

in € million		HREI	HREGe	HPFB	HREG
Core capital	31.3.2006	2,421	1,839	309	4,405
	31.12.2005[2]	2,360	1,836	300	4,372
Supplementary capital	31.3.2006	913	902	254	2.050
	31.12.2005[2]	886	927	129	1,923
Equity capital	31.3.2006	3,334	2,741	563	6,455
	31.12.2005[2]	3,246	2,763	429	6,295
Tier III capital	31.3.2006	—	—	—	—
	31.12.2005[2]	—	—	—	—
Total	31.3.2006	**3,334**	**2,741**	**563**	**6,455**
	31.12.2005[2]	**3,246**	**2,763**	**429**	**6,295**

[1] Consolidated according to section 10 a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

Rule 12g3-2(b), File No. 82-34748

Risk-weighted assets

in € billion		HREI	HREGe	HPFB	HREG
On-balance-sheet assets	31.3.2006	27.1	24.9	1.8	52.9
	31.12.2005	26.7	23.5	1.8	50.9
Off-balance-sheet assets	31.3.2006	4.3	0.6	0.2	5.1
	31.12.2005	4.9	0.5	0.1	5.3
Counterparty risks in the trading book	31.3.2006	–	–	0.1	0.1
	31.12.2005	–	–	0.1	0.1
Total	31.3.2006	**31.4**	**25.5**	**2.1**	**58.1**
	31.12.2005	**31.6**	**24.0**	**2.0**	**56.3**

Market risk positions

in € million		HREI	HREGe	HPFB	HREG
Currency risks	31.3.2006	59	1	4	64
	31.12.2005	45	2	1	48
Interest rate risks	31.3.2006	–	–	117	117
	31.12.2005	–	–	95	95
Risks from equity securities	31.3.2006	–	–	8	8
	31.12.2005	–	–	21	21
Total	31.3.2006	**59**	**1**	**129**	**189**
	31.12.2005	**45**	**2**	**117**	**164**

Capital ratios

in %		HREI	HREGe	HPFB	HREG
Core capital ratio	31.3.2006	7.7	7.2	14.7	7.6
	31.12.2005[1]	7.5	7.7	15.0	7.8
Equity capital ratio	31.3.2006	10.6	10.8	26.8	11.1
	31.12.2005[1]	10.3	11.5	21.5	11.2
Equity funds ratio	31.3.2006	10.4	10.8	15.2	10.7
	31.12.2005[1]	10.1	11.5	12.4	10.8

[1] As per approved annual financial statements and after profit distribution

The capital ratios have been calculated in accordance with the guidelines of the Bank for International Settlements (BIS), based in Basel. The BIS ratios have been established separately on a voluntary basis.

Rule 12g3-2(b), File No. 82-34748

Notes to the income statement

10 Net interest income

Net interest income, broken down by categories of income/expenses in € million	1.1.–31.3.2006	1.1.–31.3.2005
Interest income	**1,676**	**1,641**
Lending and money-market business	1,344	1,266
Fixed-income securities and government-inscribed debt	331	375
Other	1	–
Interest expenses	**1,486**	**1,476**
Deposits	424	334
Promissory notes and other liabilities evidenced by securities	829	910
Subordinated capital	31	26
Current result from swap transactions (balance of interest income and interest expenses)	202	206
Total	**190**	**165**

Interest margins in %	31.3.2006	31.3.2005
based on average risk assets according to BIS	1.34	1.29
based on average volume of business	0.50	0.45

11 Provisions for losses on loans and advances

Provisions for losses on loans and advances in € million	1.1.–31.3.2006	1.1.–31.3.2005
Additions	46	39
Allowances for losses on loans and advances	46	39
Loan-loss provisions	–	–
Releases	–3	–3
Allowances for losses on loans and advances	–3	–3
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–	–1
Total	**43**	**35**

12 Net commission income

Net commission income in € million	1.1.–31.3.2006	1.1.–31.3.2005
Securities and custodial services	–1	–
Lending operations and other service operations	35	23
Total	**34**	**23**

13 Net trading income

Net trading income of € 11 million is attributable exclusively to interest- and currency-based transactions, as was the case in the equivalent previous year quarter (31 March 2005: € 7 million).

14 Net income from investments

Net income from investments in € million	1.1.–31.3.2006	1.1.–31.3.2005
Income from investments	25	17
Expenses from investments	5	6
Total	**20**	**11**

15 General administrative expenses

General administrative expenses in € million	1.1.–31.3.2006	1.1.–31.3.2005
Personnel expenses	49	44
Wages and salaries	42	37
Social security costs	5	5
Pension expenses and related employee benefit costs	2	2
Other general administrative expenses	27	26
Depreciation/amortisation	4	3
on software and other intangible assets excluding goodwill	3	2
on property, plant and equipment	1	1
Total	**80**	**73**

Cost-income ratio in %	1.1.–31.3.2006	1.1.–31.12.2005
Cost-income ratio (based on operating revenues)	31.1	34.8

16 Balance of other operating income/expenses

Balance of other operating income/expenses in € million	1.1.–31.3.2006	1.1.–31.3.2005
Other operating income	4	7
Other operating expenses	2	3
Balance of other operating income/expenses	**2**	**4**

17 Operating revenues

Operating revenues

in € million	1.1.–31.3.2006	1.1.–31.3.2005
Net interest income	190	165
Net commission income	34	23
Net trading income	11	7
Net income from investments	20	11
Balance of other operating income/expenses	2	4
Total	**257**	**210**

18 Taxes on income

Breakdown

in € million	1.1.–31.3.2006	1.1.–31.3.2005
Current taxes	33	20
Deferred taxes	15	13
thereof: Deferred taxes on capitalised losses carried forward	14	9
Total	**48**	**33**

19 Earnings per share

Earnings per share

	1.1.–31.3.2006	1.1.–31.3.2005
Consolidated profit/loss (in Mio. €)	86	69
Average number of shares	134,072,175	134,072,175
Earnings per share (in €)	**0.64**	**0.51**

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

Earnings per share

	1.1.–31.3.2006	1.1.–31.3.2005
Consolidated profit/loss[1] (in Mio. €)	100	78
Average number of shares	134,072,175	134,072,175
Earnings per share[1] (in €)	**0.75**	**0.58**

[1] Excluding the effects from capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statement, no calculation was made showing diluted earnings per share.

Notes to the balance sheet (Assets)

20 Assets held for trading purposes

Assets held for trading purposes

in € million	31.3.2006	31.12.2005
Debt securities and other fixed-income securities	6,921	5,360
Equity securities and other variable-yield securities	68	178
Positive fair values from derivative financial instruments	295	158
Total	**7,284**	**5,696**

21 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

in € million	31.3.2006	31.12.2005
Loans and advances	12,986	13,972
Public sector loans	11,819	12,599
Real estate loans	194	194
Other loans and advances	973	1,179
Investments	6,559	5,570
Total	**19,545**	**19,542**

Placements with, loans and advances to, other banks, broken down by maturities

in € million	31.3.2006	31.12.2005
Repayable on demand	2,706	2,249
With agreed maturities	16,839	17,293
up to 3 months	4,997	5,171
from 3 months to 1 year	2,009	1,358
from 1 year to 5 years	7,871	8,696
from 5 years and over	1,962	2,068
Total	**19,545**	**19,542**

22 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	31.3.2006	31.12.2005
Loans and advances	75,814	75,749
Public sector loans	17,848	19,275
Real estate loans	57,336	56,041
Other loans and advances	630	433
Investments	350	545
Total	**76,164**	**76,294**

Loans and advances to customers, broken down by maturities

in € million	31.3.2006	31.12.2005
Unspecified terms	15	67
With agreed maturities	76,149	76,227
up to 3 months	2,780	3,829
from 3 months to 1 year	5,559	4,389
from 1 year to 5 years	27,576	26,883
from 5 years and over	40,234	41,126
Total	**76,164**	**76,294**

23 Volume of lending

Volume of lending

in € million	31.3.2006	31.12.2005
Loans and advances to other banks	12,986	13,972
Loans and advances to customers	75,814	75,749
Contingent liabilities	2,944	2,647
Total	**91,744**	**92,368**

Rule 12g3-2(b), File No. 82-34748

24 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2005	**559**	**217**	**776**
Changes affecting income	136	16	152
Gross additions	173	42	215
Releases	−37	−26	−63
Changes not affecting income	−226	−17	−243
Use of existing loan-loss allowances	−245	−17	−262
Effects of currency translations and other changes not affecting income	19	–	19
Balance at 31.12.2005	**469**	**216**	**685**
Balance at 1.1.2006	**469**	**216**	**685**
Changes affecting income	28	15	43
Gross additions	31	15	46
Releases	−3	–	−3
Changes not affecting income	24	–	24
Use of existing loan-loss allowances	−16	–	−16
Effects of currency translations and other changes not affecting income	40	–	40
Balance at 31.3.2006	**521**	**231**	**752**

25 Investments

Breakdown

in € million	31.3.2006	31.12.2005
HtM investments	8,856	9,365
Debt securities and other fixed-income securities	8,856	9,365
AfS investments	26,861	26,263
Shares in non-consolidated subsidiaries	190	187
Participating interests	17	17
Debt securities and other fixes-income securities	26,645	26,057
Equity securities and other variable-yield securities	9	2
dFVTPL investments	3,301	3,479
Debt securities and other fixed-income securities	3,301	3,479
Investment properties	31	32
Total	**39,049**	**39,139**

26 Other assets

Other assets

in € million	31.3.2006	31.12.2005
Positive fair values from derivative financial instruments	5,603	7,133
Other assets	465	205
Deferred charges and prepaid expenses	30	30
Capitalised excess cover of qualified insurance for pension provisions	60	59
Total	**6,158**	**7,427**

27 Income tax assets

Income tax assets

in € million	31.3.2006	31.12.2005
Current tax assets	12	17
Deferred tax assets	3,616	4,806
Total	**3,628**	**4,823**

Rule 12g3-2(b), File No. 82-34748

Notes to the balance sheet (Equity and Liabilities)

28 Deposits from other banks

Deposits from other banks by maturities

in € million	31.3.2006	31.12.2005
Repayable on demand	93	70
With agreed maturities	22,008	22,376
Total	**22,101**	**22,446**

29 Amounts owed to other depositors

Amounts owed to other depositors by maturities

in € million	31.3.2006	31.12.2005
Repayable on demand	458	503
With agreed maturities	9,601	9,577
Total	**10,059**	**10,080**

30 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities

in € million	31.3.2006	31.12.2005
With agreed maturities		
up to 3 months	7,594	10,343
from 3 months to 1 year	18,008	15,189
from 1 year to 5 years	48,286	48,486
from 5 years and over	23,027	21,315
Total	**96,915**	**95,333**

31 Liabilities held for trading purposes

The negative fair values arising from derivative trading instruments (€ 226 million) and the funding positions of the trading portfolio (€ 4,446 million) are stated as trading liabilities.

32 Provisions

Breakdown

in € million	31.3.2006	31.12.2005
Restructuring provisions	17	22
Loan-loss provisions	9	9
Other provisions	23	26
thereof: Long-term liabilities to employees	7	7
Total	**49**	**57**

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 29 to protect itself against the main risks arising from the defined-benefit pension commitments. The qualified insurance policy is a plan asset in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets.

33 Other liabilities

Other liabilities

in € million	31.3.2006	31.12.2005
Negative fair values from derivative financial instruments	8,545	11,122
Other liabilities	807	748
Deferred income	96	97
Total	**9,448**	**11,967**

34 Income tax liabilities

Income tax liabilities

in € million	31.3.2006	31.12.2005
Current tax liabilities	71	62
Deferred tax liabilities	2,408	3,534
Total	**2,479**	**3,596**

35 Subordinated capital

Breakdown

in € million	31.3.2006	31.12.2005
Subordinated liabilities	1,671	1,470
Participating certificates outstanding	559	558
Total	**2,230**	**2,028**

36 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG. No treasury shares were traded in the first quarter 2006.

Other Notes

37 Contingent liabilities and other commitments

Contingent liabilities and other commitments in € million	31.3.2006	31.12.2005
Contingent liabilities[1]	**2,944**	**2,647**
Guarantees and indemnity agreements	2,944	2,647
Loan guarantees	110	115
Performance guarantees and indemnities	2,799	2,500
Documentary credits	35	32
Other commitments	**8,070**	**7,627**
Irrevocable loan commitments	7,956	7,549
Book credits	529	584
Guarantees	251	273
Mortgage and public sector loans	7,176	6,692
Delivery obligations from securities lending transactions	82	—
Other commitments	32	78
Total	**11,014**	**10,274**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

38 Summary of quarterly financial data

Hypo Real Estate Group		1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance						
Operating revenues	in € million	210	225	233	241	257
Net interest income	in € million	165	165	171	184	190
Net commission income	in € million	23	38	33	31	34
Net trading income	in € million	7	7	12	1	11
Net income from investments	in € million	11	12	16	28	20
Balance of other operating income/expenses	in € million	4	3	1	-3	2
Provisions for losses on loans and advances	in € million	35	36	41	37	43
General administrative expenses	in € million	73	76	79	89	80
Balance of other income/expenses (excluding restructuring expenses)	in € million	—	—	-1	—	—
Net income/loss before taxes (excluding restructuring expenses)	in € million	102	113	112	115	134
Restructuring expenses	in € million	—	—	—	34	—
Net income/loss before taxes	in € million	102	113	112	81	134
Net income/loss[1]	in € million	78	83	82	70	100
Key indicators						
Total volume of lending	in € billion	96.2	95.6	93.9	92.4	91.7
Risk assets compliant with BIS rules	in € billion	51.1	52.9	53.2	56.3	58.1
Core capital ratio compliant with BIS rules	in %	8.2	7.9	7.8	7.8[2]	7.6
Employees		1,287	1,259	1,258	1,233	1,176

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Rule 12g3-2(b), File No. 82-34748

Rule 12g3-2(b), File No. 82-34748

Hypo Real Estate International

		1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance						
Operating revenues	in € million	123	129	135	145	157
Net interest income	in € million	89	95	99	101	114
Net commission income	in € million	27	30	30	36	31
Net trading income	in € million	1	–	2	–2	–
Net income from investments	in € million	5	5	3	12	11
Balance of other operating income/expenses	in € million	1	–1	1	–2	1
Provisions for losses on loans and advances	in € million	5	6	11	7	14
General administrative expenses	in € million	35	36	41	44	41
Balance of other income/expenses	in € million	–	–	–1	–	–
Net income/loss before taxes	in € million	83	87	82	94	102
Net income/loss[1]	in € million	65	68	61	93	76
Key indicators						
Total volume of lending	in € billion	36.3	38.5	37.5	37.7	38.4
Risk assets compliant with BIS rules	in € billion	25.8	28.0	28.4	31.6	31.4
Core capital ratio compliant with BIS rules	in %	8.9[2]	8.3[2]	8.1[2]	7.5[2]	7.7

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Hypo Real Estate Germany

		1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance						
Operating revenues	in € million	77	85	77	83	83
Net interest income	in € million	72	68	67	76	74
Net commission income	in € million	–3	8	–3	–3	1
Net trading income	in € million	–	–	–	–	–
Net income from investments	in € million	7	6	13	13	8
Balance of other operating income/expenses	in € million	1	3	–	–3	–
Provisions for losses on loans and advances	in € million	30	30	30	30	29
General administrative expenses	in € million	24	26	23	25	21
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	23	29	24	28	33
Net income/loss[1]	in € million	19	22	18	21	27
Key indicators						
Total volume of lending	in € billion	59.2	56.7	54.9	53.6	53.8
Risk assets compliant with BIS rules	in € billion	23.4	23.0	22.8	24.0	25.5
Core capital ratio compliant with BIS rules	in %	7.9	8.0	8.1	7.7[2]	7.2
Employees		560	544	534	520	483

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Rule 12g3-2(b), File No. 82-34748

Hypo Public Finance Bank

		1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance						
Operating revenues	in € million	11	12	22	15	21
Net interest income	in € million	6	3	6	10	7
Net commission income	in € million	–	–1	6	–2	2
Net trading income	in € million	6	7	10	3	11
Net income from investments	in € million	–1	1	–	3	1
Balance of other operating income/expenses	in € million	–	2	–	1	–
Provisions for losses on loans and advances	in € million	–	–	–	–	–
General administrative expenses	in € million	10	8	10	14	11
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	1	4	12	1	10
Net income/loss	in € million	1	3	9	3	8
Key indicators						
Total volume of lending	in € billion	1.5	1.6	1.5	1.6	2.5
Risk assets compliant with BIS rules	in € billion	2.5	2.5	2.5	2.0	2.1
Core capital ratio compliant with BIS rules	in %	8.0[1]	8.0[1]	8.0[1]	15.0[1]	14.7

[1] Based on allocated capital

Munich, 2 May 2006

Hypo Real Estate Holding Aktiengesellschaft

The Management Board

Funke Bub Eisele Fell Lamby

Report of the Chairman of the Supervisory Board

Rule 12g3-2(b), File No. 82-34748

The Chairman of the Supervisory Board was informed by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting held on 3 May 2006. In this meeting, the Interim Report as of 31 March 2006 and the report of the independent auditor on the results of the audit were presented and explained by the Management Board. Business developments, the earnings situation and the company's financial situation were also explained. The Audit Committee has approved the Interim Report.

Munich, 3 May 2006

The Chairman of the Supervisory Board

Kurt F. Viermetz

Rule 12g3-2(b), File No. 82-34748

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0) 89 20 30 07-0
Fax +49 (0) 89 20 30 07-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49 (0) 711 20 96-0
Fax +49 (0) 711 20 96-304
info@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Deutschland)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49 (0) 89 28 80-0
Fax +49 (0) 89 28 80-12 100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Rule 12g3-2(b), File No. 82-34748

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0)89 203007-0
Fax +49 (0)89 203007-772
www.hyporealestate.com

Hypo Real Estate
GROUP

Rule 12g3-2(b), File No. 82-34748

Press release

Hypo Real Estate Group has increased quarterly net income before taxes by 31%

- **Development of business has been as planned in the first three months of 2006**
- **Operating revenues up 22%**
- **New business of the Group: EUR 5.2 billion**
- **Forecast for full year has been confirmed**

Munich, 5 May 2006: In the first quarter of 2006, the Hypo Real Estate Group has further boosted its operating profitability and significantly improved consolidated net income. The consolidated net income before taxes of the real estate financier has increased by 31% compared with the corresponding previous year quarter to EUR 134 million. New real estate financing business in the seasonally weaker first quarter amounted to EUR 5.2 billion. Of this figure, EUR 3.8 billion was attributable to international business and EUR 1.4 billion was attributable to financing in Germany.

The Management Board has affirmed its forecast for the whole of 2006 without restriction.

New Group structure has been in force since 1 January 2006:

As announced, the Hypo Real Estate Group has had a new structure since 1 January 2006. The business is now managed in the following segments:

- Hypo Real Estate International (international commercial real estate financing)
- Hypo Real Estate Germany (commercial real estate financing, Germany) and
- Hypo Public Finance Bank (public finance and capital markets).

The previous year figures have been adjusted accordingly, and are fully comparable.

Development in earnings and return in Q1 2006

Rule 12g3-2(b), File No. 82-34748

- The operating revenues of the Group (sum of net interest income and net commission income, net trading income and net income from investments as well as the balance of other operating income/expenses) amounted to EUR 257 million in the first quarter, compared with EUR 210 million in the corresponding previous year period. This is equivalent to a growth of 22%. The growth demonstrates the strong new real estate financing business of the previous year and drawings in the current year.
  - Net interest income between January and March increased from EUR 165 million in Q1 2005 to EUR 190 million. Net commission income has improved from EUR 23 million to EUR 34 million.
  - The increase in net trading income from EUR 7 million to EUR 11 million reflects the successful activities of Hypo Public Finance Bank.

- The addition to provisions for losses on loans and advances increased in the quarter under review from EUR 35 million to EUR 43 million. Following the successful portfolio streamlining in recent years, portfolio-based risk provisioning has increased as planned due to the expanded portfolio.

- In the general administrative expenses of EUR 80 million (Q1 2005: EUR 73 million), lower costs due to the completed restructuring of Hypo Real Estate Bank AG have been opposed by higher expenses attributable to international expansion. The cost-income ratio based on operating revenues, which is used as a measure of internal efficiency, improved significantly to 31.1% compared with 34.9% in the whole of 2005.

- The Hypo Real Estate Group has reported net income before taxes of EUR 134 million (Q1 2005: EUR 102 million), a gain of 31%.

Rule 12g3-2(b), File No. 82-34748

- Net income amounted to EUR 100 million compared with EUR 78 million in the corresponding previous year quarter. This figure does not take account of a deferred tax expense from capitalised losses carried forward of EUR 14 million. This is equivalent to return on equity after taxes of 9.3% (full year 2005: 8.0%, excluding the one-off expense attributable to the re-organisation of the Group) and confirms the full-year target of more than 9%.

Development in volume in Q1 2006

- The total assets of the Group as of 31 March 2006 amounted to EUR 151.2 billion compared with EUR 152.5 billion at the end of 2005 (EUR -1.3 billion). Whereas public sector loans declined in line with the Group's strategy, real estate financing expanded. The trading activities of Hypo Public Finance Bank have resulted in higher trading assets (EUR +1.6 billion).
- The total volume of lending of the Group declined to EUR 91.7 billion as of 31 March 2006 (31 December 2005: EUR 92.4 billion).

Forecast for financial 2006

The Management Board has fully confirmed its previous forecasts for financial 2006.

- It still expects consolidated net income before taxes to increase by at least 20%, compared with the previous year figure of EUR 442 million which was adjusted by the one-off expense attributable to the re-organisation of the Group. The forecast net income before taxes is accordingly at least EUR 530 million.
- New business is expected to be roughly the same as the figure seen in 2005 (EUR 22.3 billion).
- Return on equity after taxes for the Group is expected to be more than 9%.

Georg Funke, CEO of Hypo Real Estate Holding AG: "The Hypo Real Estate Group has made a good start to 2006. A particularly positive aspect is that the considerable increase in net income is attributable mainly to higher operating revenues and not so much to lower expenses. This is showing the increasing success of our Group on the markets. In the first three months, we have created a good foundation for attaining our objectives for the full year."

Information concerning the segments

Hypo Real Estate International

- This segment, in which the entire international commercial real estate financing of the Group has been pooled since the beginning of the year, boosted operating revenues by EUR 34 million (28%) in the first quarter to EUR 157 million. The increase is attributable primarily to a strong increase in net interest income.
- Net income before taxes has risen from EUR 83 million (+23%) to EUR 102 million.

Hypo Real Estate Germany

- The segment is the centre of competence of the Group for commercial real estate financing in Germany. In the first three months, it generated operating revenues of EUR 83 million, equivalent to growth of 8% compared with the figure for the corresponding previous year period (EUR 77 million). This increase reflects the successful new real estate financing business in recent periods.
- Net income before taxes for the quarter amounted to EUR 33 million, and accordingly improved by EUR 10 million.

Hypo Public Finance Bank

- The segment, which is based in Dublin, offers investors a comprehensive range of public finance, infrastructure finance, other asset-backed finance and capital markets. Operating revenues in the first quarter almost doubled from EUR 11 million to EUR 21 million, after activities had been gradually expanded in

2005. The increase in operating revenues was attributable mainly to net trading income of EUR 11 million (Q1 2005: EUR 6 million).

- Net income before taxes for the quarter improved significantly from EUR 1 million to EUR 10 million.

Press contact:
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Operating performance (IFRS)

Income/expenses in € million

Rule 12g3-2(b) File No. 82-34748

	1.1.-31.3.2006	1.1.-31.3.2005	Change	
			in € million	in %
Interest income	1,676	1,641	35	2.1
Interest expenses	1,486	1,476	10	0.7
Net interest income	**190**	**165**	25	15.2
Provisions for losses on loans and advances	43	35	8	22.9
Net interest income after provisions for losses on loans and advances	**147**	**130**	17	13.1
Commission income	45	35	10	28.9
Commission expenses	11	12	-1	-8.3
Net commission income	**34**	**23**	11	47.8
Net trading income	11	7	4	57.1
Net income from investments	20	11	9	81.8
General administrative expenses	80	73	7	9.6
Balance of other operating income/expenses	2	4	-2	-50.0
Operating profit/loss	**134**	**102**	32	31.4
Balance of other income/expenses	0	0	0	0.0
Net income/loss before taxes	**134**	**102**	32	31.4
Taxes on income	48	33	15	45.5
thereof:				
Deferred taxes on capitalised losses carried forward	14	9	5	55.6
Net income/loss	**86**	**69**	17	24.6
attributable to:				
Equity holders (consolidated profit)	86	69	17	24.6
Minority interest	0	0	0	0.0
	86	**69**	17	24.6

Operating performance

Income statement, broken down by business segment

Income/expenses in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income					
1.1.-31.3.2006	114	74	7	-5	190
1.1.-31.3.2005	89	72	6	-2	165
Provisions for losses on loans and advances					
1.1.-31.3.2006	14	29	0	0	43
1.1.-31.3.2005	5	30	0	0	35
Net interest income after provisions for losses on loans and advances					
1.1.-31.3.2006	**100**	**45**	**7**	**-5**	**147**
1.1.-31.3.2005	**84**	**42**	**6**	**-2**	**130**
Net commission income					
1.1.-31.3.2006	31	1	2	0	34
1.1.-31.3.2005	27	-3	0	-1	23
Net trading income					
1.1.-31.3.2006	0	0	11	0	11
1.1.-31.3.2005	1	0	6	0	7
Net income from investments					
1.1.-31.3.2006	11	8	1	0	20
1.1.-31.3.2005	5	7	-1	0	11
General administrative expenses					
1.1.-31.3.2006	41	21	11	7	80
1.1.-31.3.2005	35	24	10	4	73
Balance of other operating income/expenses					
1.1.-31.3.2006	1	0	0	1	2
1.1.-31.3.2005	1	1	0	2	4
Operating profit/loss					
1.1.-31.3.2006	**102**	**33**	**10**	**-11**	**134**
1.1.-31.3.2005	**83**	**23**	**1**	**-5**	**102**
Balance of other income/expenses					
1.1.-31.3.2006	0	0	0	0	0
1.1.-31.3.2005	0	0	0	0	0
Net income/loss before taxes					
1.1.-31.3.2006	**102**	**33**	**10**	**-11**	**134**
1.1.-31.3.2005	**83**	**23**	**1**	**-5**	**102**
Taxes on income[1]					
1.1.-31.3.2006	26	6	2	0	34
1.1.-31.3.2005	18	4	0	2	24
Net income/loss[1]					
1.1.-31.3.2006	**76**	**27**	**8**	**-11**	**100**
1.1.-31.3.2005	**65**	**19**	**1**	**-7**	**78**

[1] Excluding the effects from capitalised losses carried forward totalling € 14 million in Hypo Real Estate Group in the 1st quarter 2006

Key ratios, broken down by business segment

in %

	HREI	HREGe	HPFB	HREG
Cost-income ratio (based on operating revenues)				
1.1.-31.3.2006	26.1	25.3	52.4	31.1
1.1.-31.12.2005	29.3	30.4	70.0	34.9
Return on equity after taxes[1]				
1.1.-31.3.2006	12.7	5.2	10.2	9.3
1.1.-31.12.2005	12.9	4.2	7.9	7.4

[1] Excluding the effects from capitalised losses carried forward

Balance sheet figures per business segment

Assets und Liabilities in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
Total assets					
31.3.2006	52,295	84,141	19,499	-4,720	151,215
31.12.2005	52,695	86,400	19,139	-5,774	152,460
Total liabilities					
31.3.2006	49,775	83,178	19,157	-4,157	147,953
31.12.2005	50,268	85,543	18,920	-5,471	149,260

Volume of lending in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
31.3.2006	38,407	53,799	2,536	-2,998	91,744
31.12.2005	37,667	53,567	1,550	-416	92,368

Key capital ratios compliant with BIS rules

Risk-weighted assets in € billion

	HREI	HREGe	HPFB	HREG
31.3.2006	31.4	25.5	2.1	58.1
31.12.2005	31.6	24.0	2.0	56.3

Core capital ratio in %

	HREI	HREGe	HPFB	HREG
31.3.2006	7.7	7.2	14.7	7.6
31.12.2005[1]	7.5	7.7	15.0	7.8

[1] As per approved annual financial statements and after profit distribution

Summary of quarterly financial data

Hypo Real Estate Group

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance (in € million)					
Operating revenues	210	225	233	241	257
Net interest income	165	165	171	184	190
Net commission income	23	38	33	31	34
Net trading income	7	7	12	1	11
Net income from investments	11	12	16	28	20
Balance of other operating income/expenses	4	3	1	-3	2
Provisions for losses on loans and advances	35	36	41	37	43
General administrative expenses	73	76	79	89	80
Balance of other income/expenses (excluding restructuring expenses	0	0	-1	0	0
Net income/loss before taxes (excluding restructuring expenses)	102	113	112	115	134
Restructuring expenses	0	0	0	34	0
Net income/loss before taxes	102	113	112	81	134
Net income/loss[1]	78	83	82	70	100
Key indicators					
Total volume of lending (in € billion)	96.2	95.6	93.9	92.4	91.7
Risk assets compliant with BIS rules (in € billion)	51.1	52.9	53.2	56.3	58.1
Core capital ratio compliant with BIS rules (in %)	8.2	7.9	7.8	7.8[2]	7.6
Employees	1287	1259	1258	1233	1176

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements and after profit distribution

Quarterly financial data

Hypo Real Estate International

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance (in € million)					
Operating revenues	123	129	135	145	157
Net interest income	89	95	99	101	114
Net commission income	27	30	30	36	31
Net trading income	1	0	2	-2	0
Net income from investments	5	5	3	12	11
Balance of other operating income/expenses	1	-1	1	-2	1
Provisions for losses on loans and advances	5	6	11	7	14
General administrative expenses	35	36	41	44	41
Balance of other income/expenses	0	0	-1	0	0
Net income/loss before taxes	83	87	82	94	102
Net income/loss[1]	65	68	61	93	76
Key indicators					
Total volume of lending (in € billion)	36.3	38.5	37.5	37.7	38.4
Risk assets compliant with BIS rules (in € billion)	25.8	28.0	28.4	31.6	31.4
Core capital ratio compliant with BIS rules (in %)	8.9[2]	8.3[2]	8.1[2]	7.5[2]	7.7

[1] Excluding the effects from capitalised losses carried forward [2] Based on allocated capital

Hypo Real Estate Germany

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance (in € million)					
Operating revenues	77	85	77	83	83
Net interest income	72	68	67	76	74
Net commission income	-3	8	-3	-3	1
Net trading income	0	0	0	0	0
Net income from investments	7	6	13	13	8
Balance of other operating income/expenses	1	3	0	-3	0
Provisions for losses on loans and advances	30	30	30	30	29
General administrative expenses	24	26	23	25	21
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	23	29	24	28	33
Net income/loss[1]	19	22	18	21	27
Key indicators					
Total volume of lending (in € billion)	59.2	56.7	54.9	53.6	53.8
Risk assets compliant with BIS rules (in € billion)	23.4	23.0	22.8	24.0	25.5
Core capital ratio compliant with BIS rules (in %)	7.9	8.0	8.1	7.7[2]	7.2
Employees	560	544	534	520	483

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Hypo Public Finance Bank

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006
Operating performance (in € million)					
Operating revenues	11	12	22	15	21
Net interest income	6	3	6	10	7
Net commission income	0	-1	6	-2	2
Net trading income	6	7	10	3	11
Net income from investments	-1	1	0	3	1
Balance of other operating income/expenses	0	2	0	1	0
Provisions for losses on loans and advances	0	0	0	0	0
General administrative expenses	10	8	10	14	11
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	1	4	12	1	10
Net income/loss	1	3	9	3	8
Key indicators					
Total volume of lending (in € billion)	1.5	1.6	1.5	1.6	2.5
Risk assets compliant with BIS rules (in € billion)	2.5	2.5	2.5	2.0	2.1
Core capital ratio compliant with BIS rules (in %)	8.0[1]	8.0[1]	8.0[1]	15.0[1]	14.7

[1] Based on allocated capital

Rule 12g3-2(b), File No. 82-34748

Press Release

Hypo Real Estate Bank AG grants € 200 million credit line to REIT Asset Management GmbH

Munich, 4 May 2006: Hypo Real Estate Bank AG has granted a credit line of € 200 million to REIT Asset Management GmbH. The facility agreements were closed on March 31, 2006.

The credit line serves to finance the acquisition of a mixed commercial real estate portfolio. REIT Asset Management GmbH intends to buy properties throughout Germany during the coming months, focussing on commercial real estate in inner-city locations. The company has already acquired 22 properties - primarily in North-Rhine Westphalia.

"The German real estate market continues to be of great interest to internationally active investors. With the special customized design of this transaction, Hypo Real Estate Bank AG has once again demonstrated its capacity to support international investors on the German market," says Frank Lamby, Spokesman of the Management Board of Hypo Real Estate Bank AG.

Hypo Real Estate Bank AG
Hypo Real Estate Bank AG, Munich, is the centre of competence of the Hypo Real Estate Group (HREG) for the German market. HREG is one of the largest European providers of commercial real estate financing and consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities.
The group's international real estate financing activities are combined in **Hypo Real Estate Bank International AG** (Stuttgart). The Public Finance and Capital Markets business is operated by **Hypo Public Finance Bank** (Dublin).

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

REIT Asset Management GmbH
REIT Asset Management is a very successful internationally active investment company and was founded by the British financial investor Leo Noe. The company manages assets of app. € 5 billion worldwide. The German subsidiary REIT Asset Management GmbH Deutschland was founded in 2000 and already manages a portfolio worth more than € 1 billion.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Rule 12g3-2(b), File No. 82-34748

Press release

Hypo Real Estate Bank International: Successful completion of $ 51.2 million financing for AIG Global Real Estate's acquisition of the FM Logistic Warehouse Complex, Moscow Region, Russia

London/Stuttgart/Munich, 2 May 2006: Hypo Real Estate Bank International announces that it has provided $51.2 million of acquisition financing to AIG Global Real Estate for the sale and leaseback purchase of the FM Logistic Warehouse Complex, Moscow Region, Russia. The deal closed on 31 March 2006.

AIG Global Real Estate is a group of international real estate companies that actively invests in and manages real estate for clients and AIG member companies in over 50 countries around the world. AIG Global Real Estate's global portfolio includes over 53 million sq ft of retail, residential, industrial, office, and hospitality facilities.

FM Logistic Warehouse Complex is a Class-A warehouse consisting of nine interconnected halls built in four phases and designed by the FM Logistics Group. The first phases were completed in 1998 and the building was completed in 2004. The property, with a leasable space of approximately. 66,000 m^2, is considered to be one of the best logistic centres currently operating in Russia.

Commenting, Harin Thaker, CEO - Europe, said: "This is a significant deal for us, underlining our ability to provide successful finance solutions to major, international clients, and in a market with a great deal of potential."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

<u>**Hypo Real Estate Group**</u>

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

<u>**AIG Global Real Estate**</u>

Additional information on AIG Global Real Estate can be found at www.aigglobalrealestate.com.